

Mail Stop 3561

April 16, 2018

Via E-mail
Campbell J. Jones
President and Chief Executive Officer
Unimin Corporation
258 Elm Street
New Canaan, Connecticut 06840

>   **Re: Unimin Corporation
>   Registration Statement on Form S-4
>   Filed April 11, 2018
>   File No. 333-224228**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Exhibit 8.2</u>

1.   Please revise clause (ii) in the fifth paragraph to state that the conclusions set forth under the caption "Material United States Federal Income Tax Consequences of the Transaction" in the registration statement is the opinion of Jones Day.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 for engineering related questions. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Michael A. Levitt, Esq.
        Freshfields Bruckhaus Deringer US LLP